Exhibit (a)(5)(B)

EXECUTIVE CORNER — JOHN

[Email to Employees]

STOCK REPURCHASE PLANS

I am pleased to announce that we launched stock repurchases today to buy back up to $125 million of CPF stock from our current shareholders.  The repurchase of common shares will be effected by a tender offer for up to $68.8 million of our common shares and separate repurchase agreements with our two largest shareholders, Carlyle Financial Services (Carlyle) and ACMO-CPF (Anchorage) for up to $56.2 million of our common shares. After reviewing our capital needs and operations among other things, our board determined that deploying our excess capital by repurchasing our stock at this time would be in the best interests of our company and our shareholders.

The tender offer provides an opportunity for all CPF shareholders to sell their shares to our company through a procedure commonly known as a modified “Dutch auction”.  Shareholders will have the ability to select a price at which they are willing to sell any number of the shares they own at a selling price between the range of $18.50 and $21.00 per share.  After the tender offer expires at 5:00 p.m., New York City Time, on March 21, 2014 (unless extended or withdrawn), we will set a final price per share for the transaction based on the total number of shares tendered and the lowest price level of the tendered shares needed to attain our target repurchase.  Once the final price is set, shareholders who tendered their shares at or below this amount will be able to sell their shares to our company at this final price, subject to certain priority, proration and other provisions described in the Offer to Purchase for the tender offer.  However, in order to not exceed the maximum share repurchase amount in the tender offer of $68.8 million, we may prorate the tendered offers, depending on the level of participation.

Our two largest shareholders (Anchorage and Carlyle) may participate in this tender offer and will also be selling to CPF up to $56.2 million through separate agreements..

A press release was issued today before the opening of the NYSE and is attached for your reference [link release].  A Q&A from the Offer to Purchase is also attached for your reference [link Q&A].

If you are a CPF shareholder, you will soon receive materials that explain the tender offer in detail and instructions on how to participate in the tender offer for your consideration.  If your CPF shares are held in a brokerage account, you should contact your broker directly for participation instructions.  Management neither encourages nor discourages, your participation in the tender offer, and advises that you carefully consider your individual situation before making a decision.

This is yet another significant milestone for our company, as we were able to pursue a stock buy back because of your successful efforts to strengthen the financial condition of our company.  And, I’d like to take this opportunity, once again, to thank you for your continued hard work and commitment.

Mahalo,

John

This email is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any shares of Central Pacific’s common shares. The tender offer is being made only pursuant to the Offer to Purchase, the Letter of Transmittal and related materials that Central Pacific will be distributing to its shareholders and filing with the Securities and Exchange Commission. Shareholders should read carefully the Offer to Purchase, the Letter of Transmittal and related materials because they contain important information, including the various terms of, and conditions to, the tender offer. Shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer. Stockholders may obtain free copies of the Offer to Purchase and other related materials when filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov or at the Investor Relations section of Central Pacific’s website at www.centralpacificbank.com. In addition, shareholders may also obtain copies of these documents, when available, free of charge, by contacting D.F. King & Co., Inc., the Information Agent for the Offer, by telephone at (800) 659-6590.